# Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations


July 13, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on July 9, 2026, The Nasdaq Stock Market (the "Exchange") received from GraniteShares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Shares of Beneficial Interest of:
GraniteShares 2x Long NTAP Daily ETF
GraniteShares 2x Long TDC Daily ETF
GraniteShares 2x Long BTDR Daily ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,